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                     January 6, 2021

       William Niles
       Chief Executive Officer
       Monitronics International, Inc.
       1990 Wittington Place
       Farmers Branch, TX 75234

                                                        Re: Monitronics
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 333-110025

       Dear Mr. Niles:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services